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                                UNITED STATES
                      SECURITIES AND EXCHANGE COMMISSION
                               Washington, D.C.





                                  SCHEDULE 13G

                    Under the Securities Exchange Act of 1934
                               (Amendment No. 1)*


                              Roslyn Bancorp, Inc.
               ___________________________________________________
                                (Name of Issuer)

                      Common Stock par value $.01 per share
               ___________________________________________________
                         (Title of Class of Securities)


                                   778162-10-7
               ___________________________________________________
                                 (CUSIP Number)


                                December 31, 1998
               ___________________________________________________
             (Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

   /x/ Rule 13d-1(b)

   /_/ Rule 13d-1(c)

   /_/ Rule 13d-1(d)


*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).



SEC 1745 (2-95)
                              Page 1 of 5 pages

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________________________________________________________________________________
CUSIP NO.  778162-10-7                       13G             Page 2 of  5  Pages
________________________________________________________________________________


________________________________________________________________________________
1       NAME OF REPORTING PERSON
        S.S. or I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
        The Roslyn Savings Bank
        Employee Stock Ownership Plan
        IRS ID No. 11-1260020

__________________________________________________________________________
2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                             _
                                                        (a) |_|
                                                        (b) |_|
________________________________________________________________________________
3       SEC USE ONLY



________________________________________________________________________________
4       CITIZENSHIP OR PLACE OF ORGANIZATION
        New York chartered stock savings institution's employee stock benefit plan organized in New York.
________________________________________________________________________________
                      5      SOLE VOTING POWER
     NUMBER OF               3,199,180

       SHARES        ___________________________________________________________
                      6      SHARED VOTING POWER
    BENEFICIALLY             287,547

      OWNED BY       ___________________________________________________________
                      7      SOLE DISPOSITIVE POWER
        EACH                 3,486,727

      REPORTING      ___________________________________________________________
                      8      SHARED DISPOSITIVE POWER
       PERSON                -0-

        WITH
________________________________________________________________________________
9       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

        3,486,727
________________________________________________________________________________
10      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*


________________________________________________________________________________
11      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9
                8.4% of 41,399,959 shares of Common Stock outstanding as of December 31, 1998.

________________________________________________________________________________
12      TYPE OF REPORTING PERSON*
                  EP

________________________________________________________________________________
                     *SEE INSTRUCTION BEFORE FILLING OUT!


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                             The Roslyn Savings Bank
                          Employee Stock Ownership Plan

                                 SCHEDULE 13G

Item 1(a)   Name of Issuer:
            Roslyn Bancorp, Inc.

Item 1(b)   Address of Issuer's Principal Executive Offices:
            1400 Old Northern Boulevard
            Roslyn, New York  11576

Item 2(a)   Name of Person Filing:
            The Roslyn Savings Bank
            Employee Stock Ownership Plan
            Trustee:  Marine Midland Bank
                      1 Marine Center
                      Trust Department
                      Buffalo, New York  14203

Item 2(b)   Address of Principal Business Offices or, if none, Residence:
            1400 Old Northern Boulevard
            Roslyn, New York  11576

Item 2(c)   Citizenship:

            New York chartered stock savings institution's employee stock benefit plan organized in New York.

Item 2(d)   Title of Class of Securities: Common Stock par value $.01 per share

Item 2(e)   CUSIP Number:   778162-10-7

Item 3 The person filing this statement is an employee benefit plan which is subject to the provisions of the Employee Retirement Income Security Act of 1974.

Item 4 Ownership. As of December 31, 1998, the reporting person beneficially owned 3,486,727 shares of the issuer. This number of shares represents 8.4% of the common stock, par value $.01, of the issuer, based upon 41,399,959 shares of such common stock outstanding as of December 31, 1998. As of December 31, 1998, the reporting person has sole power to vote or to direct the vote of 3,199,180 of the shares and shares voting power over 287,547 shares. The reporting person has the sole power to dispose or direct the disposition of 3,486,727 shares of common stock.


                              Page 3 of 5 pages

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Item 5      Ownership of Five Percent or Less of a Class.

            N/A

Item 6      Ownership of More than Five Percent on Behalf of Another Person.

            N/A

Item 7 Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company.

            N/A

Item 8      Identification and Classification of Members of the Group.

            N/A

Item 9      Notice of Dissolution of Group.

            N/A



                              Page 4 of 5 pages

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Item 10     Certification.

            By signing below, I certify that, to the best of my knowledge and belief, the securities referred to above were acquired in the ordinary course of business and were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.



                                    SIGNATURE

      After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                               February 16, 1999
                  ____________________________________________
                                     (Date)

                           /s/ Mary Ellen McKinley
                  ____________________________________________
                                   (Signature)

                          Asst Human Resources Officer
                  ____________________________________________
                                     (Title)









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